Exhibit 99.74

www.f3uranium.com

TSX VENTURE SYMBOL: FUU
OTC SYMBOL: FUUFF

F3 ISSUES SHARES FOR INTEREST DEBT SETTLEMENT

Kelowna, British Columbia — (Newsfile Corp. – October 3, 2025) – F3 Uranium Corp. (TSXV: FUU) (OTCQB: FUUFF) (“F3” or the “Company”) notes that pursuant its financing agreement with Denison Mines Corp. from October 2023, (“Denison”) (TSX: DML) (NYSE American: DNN) it has elected to settle a portion of the interest accrued to date in common shares (the “Debt Settlement”).

The payment to Denison will consist of a cash payment of $225,000 and a total of 556,931 common shares of the corporation at a deemed price of $0.202 per share

Terms of the Debenture as previously announced

The Debenture carries a 9% coupon (the “Interest”), payable quarterly, has a maturity date of October 18, 2028, and is convertible at Denison’s option into common shares of the Company at a conversion price of $0.56 per share (the “Conversion Price”). F3, at its sole discretion, may pay up to one-third of the Interest in common shares of F3 issued at a price per common share equal to the volume-weighted average trading price of F3’s common shares on the TSX Venture Exchange (the “TSXV”) for the 20 trading days ending on the day prior to the date on which such payment of Interest is due. Full details of the debenture are noted in the press releases of October 6 and October 18, 2023.

All securities issued pursuant to the Debt Settlement are subject to the approval of the TSX-V and, when issued, a statutory hold period in Canada expiring four months and one day from the date of issuance.

The shares-for-debt transaction was approved by the Company’s Board of Directors pursuant to the terms of the debenture and did not require a formal valuation nor minority shareholder approval pursuant to Multilateral Instrument 61-101.

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About F3 Uranium Corp.:

F3 Uranium is a uranium exploration company, focusing on the recently discovered high-grade JR Zone on its Patterson Lake North (PLN) Project in the Western Athabasca Basin. F3 Uranium currently has 3 properties in the Athabasca Basin: Patterson Lake North, Minto, and Broach. The western side of the Athabasca Basin, Saskatchewan, is home to some of the world’s largest high grade uranium deposits including Paladin’s Triple R and Nexgen’s Arrow.

F3 Uranium Corp.

750-1620 Dickson Avenue

Kelowna, BC V1Y9Y2

Contact Information

Investor Relations

Telephone: 778-484-8030

Email: ir@f3uranium.com

ON BEHALF OF THE BOARD
“Dev Randhawa”
Dev Randhawa, CEO

Forward Looking Statements

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this news release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include ability to complete the private placement, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates, opinions, or other factors should change.

The TSX Venture Exchange has not reviewed, approved or disapproved the contents of this press release, and does not accept responsibility for the adequacy or accuracy of this release.

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